NEW WAY HOMES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2019

NEW WAY HOMES, INC.

TABLE OF CONTENTS

DECEMBER 31, 2019

WALTERS & KONDRASHEFF
Certified Public Accountants
4 Carbonero Way, Suite A
Scotts Valley, CA 95066
Telephone (831) 429-8617
FAX (831) 429-6537
www.waltersandkondrasheff.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
New Way Homes, Inc.

We have audited the accompanying financial statements of New Way Homes, Inc. (a nonprofit organization), which comprise the statement of financial position as of December 31, 2019, and the related statements of activities and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



INDEPENDENT AUDITOR'S REPORT, continued

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Way Homes, Inc. as of December 31, 2019, and the changes in its net assets and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Walters & Kondrasheff

Walters & Kondrasheff
Certified Public Accountants

Scotts Valley, California
May 22, 2020

NEW WAY HOMES, INC.
STATEMENT OF FINANCIAL POSITION
December 31, 2019

ASSETS

CURRENT ASSETS

Cash (Note 2)	$	238,658
Accounts Receivable		12,834
Prepaid Expenses		5,576
Total Current Assets		257,068

NON-CURRENT ASSETS

Related Party Note Receivable (Note 4)	1,799,900
Notes Receivable (Note 5)	65,000
Accrued Interest Receivable	177,406
Total Non-Current Assets	2,042,306

FIXED ASSETS

Computers (net of $681 accumulated depreciation)	953

OTHER ASSETS

Work in Process (Note 9)	175,224
Restricted Cash (Note 2)	6,500
Total Other Assets	181,724

TOTAL ASSETS	$	2,482,051

LIABILITIES AND NET ASSETS

CURRENT LIABILITIES

Accounts Payable	$	51,923
Accrued Interest		25,215
Current Portion of Long Term Debt		16,115
Refundable Advance (Note 9)		3,380
Total Current Liabilities		96,633

NON-CURRENT LIABILITIES

Notes Payable (Note 7)	1,785,070
TOTAL LIABILITIES	1,881,703

NET ASSETS

Without Donor Restrictions	484,276
With Donor Restrictions	116,072
Total Net Assets	600,348

TOTAL LIABILITIES AND NET ASSETS	$	2,482,051

See accompanying notes and independent auditor's report.

NEW WAY HOMES, INC.
STATEMENT OF ACTIVITIES
For the Year Ended December 31, 2019

	Net Assets Without Donor Restrictions	Net Assets With Donor Restrictions	Total
REVENUE			
Grants & Contributions	$ 186,761	$ 115,972	$ 302,733
Interest Income	97,481	-	97,481
Donated Services	4,800	-	4,800
Total Revenue	289,042	115,972	405,014
EXPENSES:			
Program Services	149,373	-	149,373
General and Administrative	24,703	-	24,703
Fundraising	449	-	449
Total Expenses	174,525	-	174,525
INCREASE IN NET ASSETS	114,517	115,972	230,489
NET ASSETS, BEGINNING OF YEAR	369,759	100	369,859
NET ASSETS, END OF YEAR	$ 484,276	$ 116,072	$ 600,348

See accompanying notes and independent auditor's report.

Exhibit C

NEW WAY HOMES, INC.
STATEMENT OF FUNCTIONAL EXPENSES
For the Year Ended December 31, 2019

	Program	General & Administration	Fundraising	Total
Interest	$ 48,419	$ -	$ -	$ 48,419
Accounting	-	12,163	-	12,163
Insurance	5,056	5,055	-	10,111
Legal Expenses	2,499	600	-	3,099
Outside Services	-	-	25	25
In-Kind Services	-	4,800	-	4,800
Other Costs	7	-	-	7
Business Registration Fee	15	495	-	510
Amortization	-	-	-	-
Travel	1,116	25	78	1,219
Project Professional Fees	91,670	-	-	91,670
Subscriptions & Reference Materials	-	144	86	230
Facilities & Equipment	-	327	-	327
Conference and Meeting	492	31	74	597
Printing	-	-	186	186
Postage	-	45	-	45
State Taxes	-	810	-	810
Supplies	2	8	-	10
Bank Charge	97	200	-	297
Total Functional Expenses	$ 149,373	$ 24,703	$ 449	$ 174,525

NEW WAY HOMES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Increase in Net Assets	$ 230,489
Adjustments to Reconcile Increase in Net Assets to Net Cash Provided By Operating Activities:	
Depreciation	327
Loan Fee Amortization Reported as Interest Expense	3,849
Increase in:	
Accounts Receivable	(12,834)
Accrued Interest Receivable	(96,931)
Prepaid Expenses	(270)
Increase (Decrease) in:	
Accounts Payable	51,756
Accrued Interest Payable	14,079
Refundable Advance	(106,103)
NET CASH PROVIDED BY OPERATING ACTIVITIES	84,362
CASH FLOWS FROM INVESTING ACTIVITIES:	
Loan Disbursements	(565,000)
Additions to Work in Process	(169,072)
NET CASH USED BY INVESTING ACTIVITIES	(734,072)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from Loans	614,615
Capitalized Loan Fees	(2,479)
NET CASH PROVIDED BY FINANCING ACTIVITIES	612,136
NET DECREASE IN CASH AND CASH EQUIVALENTS	(37,574)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	276,232
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 238,658
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Amount Paid for Interest	$ 30,491

See accompanying notes and independent auditor's report.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1 -   NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT POLICIES:

Nature of Activities:

The Organization is a California Not-For-Profit Corporation, which is exempt from Federal Income Tax under Section 501(c)(3) of the Internal Revenue Code and by the California Franchise Tax Board. The Organization was formed to significantly increase the availability and affordability of rental housing in the Monterey Bay and San Francisco Bay regions and other areas of California to vulnerable and low-income populations by making charitable loans that are used to increase the rate of development of new affordable housing, including within mixed income housing projects by assembling capital from sources that have not typically been investing in affordable housing. Established in 2015, the Organization operates an impact investment fund to finance significant housing development projects to address the region's housing crisis. The New Way Homes impact investment fund enables the development of less expensive rental housing through an array of strategies that include, but are not limited to a lower cost of capital, high density modular construction, and partnerships with local government and nonprofit agencies.

The Organization created a single-member LLC, 180 Supportive Housing, LLC, for the purpose of transferring the supportive housing development at 119 Coral Street from Envision I, LLC to 180 Supportive Housing, LLC (also see Note 4). The supportive housing project will provide 120 affordable units for people exiting chronic homelessness, and one unit for the property manager.

The Organization processes charitable donations on behalf of Support Teacher Housing, who is developing a 4-unit housing development on a site owned by the Town of Los Gatos. The project is envisioned as a mix of affordable and workforce housing with some degree of preference for professional educators.

The Organization is in the process of determining feasibility on a parcel located at 8930 MacArthur Boulevard in Oakland with the project currently envisioned as a 32 unit rental housing project.

Basis of Accounting:

The financial statements are presented on an accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1 - NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT POLICIES (continued):

Basis of Presentation:

Accounting standards require the Organization to report information regarding its financial position and activities according to two classes of net assets: without donor restrictions and with donor restrictions. See Note 12 for information about net assets with donor restrictions as of December 31, 2019.

Cash and Cash Equivalents:

The Organization considers all highly liquid investments with maturities of three months or less as cash equivalents. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments. The Organization did not hold any cash equivalents as of December 31, 2019.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Public Support and Revenue:

Contributions, including unconditional promises to give, are recognized when received. All contributions are reported as increases in net assets without donor restrictions unless use of the contributed assets is specifically restricted by the donor. Amounts received that are restricted by the donor to use in future periods or for specific purposes are reported as increases net assets with donor restrictions. Unconditional promises with payments due in future years have an implied restriction to be used in the year the payment is due, and therefore are reported as net assets with donor restrictions until the payment is due unless the contribution is clearly intended to support activities of the current fiscal year. Conditional promises, such as matching grants, are not recognized until they become unconditional, that is, until all conditions on which they depend are substantially met. When a donor restriction expires, that is, when a stipulated time restriction ends or purpose of restriction is accomplished, net assets with donor restrictions

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1 -   NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT POLICIES
(continued):

Public Support and Revenue (continued):

are reclassified as net assets without donor restrictions and reported in the statement
of activities as net assets released from restrictions. Donor-restricted contributions
whose restrictions are met in the same reporting period are reported as support
without donor restrictions.

In Kind Contributions:

In-kind contributions are recognized in the financial statements at fair market value
at the date of contribution. Contributed services that require a specialized skill and
which the Organization would have paid for if not donated are recorded at the
estimated fair market value at the time the services are rendered. During the fiscal
year under audit the organization received donated accounting services meeting the
recognition criteria. The organization values those services at $4,800.

Property, Equipment and Depreciation:

It is a policy of the Organization only to capitalize property and equipment
acquisitions in excess of $1,000. Acquisitions of lesser amounts are expensed.

Purchased property and equipment are stated at cost. Donated assets and materials
are recorded at their fair market value at the date of the gift.

Depreciation is computed using the straight-line method of accounting over the
assets' estimated useful lives. Any impaired assets are written down to their actual
value.

NOTE 2 -   CASH AND EQUIVALENTS:

At December 31, 2019, the Organization's cash and cash equivalents are comprised
of interest bearing checking and savings accounts. $6,500 is restricted as a cash
collateral account for the Housing Trust of Silicon Valley Loan and is required to
be kept in a separate account (see Note 6).

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 3 -   CONCENTRATIONS OF RISK:

Concentration of Credit Risk:

Deposits with banks and certain financial institutions are insured by the Federal
Deposit Insurance Corporation (FDIC) up to an aggregate balance of $250,000 per
depositor. The Organization maintains deposits with one bank and, from time to
time, the balance may exceed the insured amount. As of December 31, 2019, the
amount exceeding the federally insured limit, and therefore not covered by FDIC
insurance, was $0.

Concentration of Notes Receivable & Accrued Interest Receivable:

For the year ended December 31, 2019, notes receivable from one related party,
Envision I, LLC, accounted for 88% of the total notes receivable to the Organization.
(Also see Note 4). Accrued interest receivable from Envision I, LLC accounted for
98% of the total accrued interest receivable as of December 31, 2019.

Concentration of Grants & Contribution Revenue:

For the year ended December 31, 2019, approximately 77% of grant and contribution
revenue came from 3 donors.

NOTE 4 -   NOTES RECEIVABLE – RELATED PARTY:

Envision I, LLC:

In 2019 the Organization made loans totaling $500,000 to Envision I, LLC for
predevelopment purposes, as part the organization's mission. The President of the
Organization, Sibley Verbeck Simon, is a co-Managing Member and a co-owner of
Envision I, LLC (Note 12).

The interest accrues on the Envision I, LLC related party notes at 6%. All principle
and accrued interest is payable on October 14, 2022. As of December 31, 2019 the
related party note receivable principle balance was $1,799,900 and the accrued interest
receivable was $174,788.

As of December 31, 2019 Envision I, LLC had a line of credit with the Organization to
borrow up to $2,100,000 therefore Envision I, LLC had unused credit with the
Organization in the amount of $300,100.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 5 -   NOTES RECEIVABLE

Genesis Worship Center Family Church:

On March 22, 2019 the Organization made a $15,000 loan to the Genesis Worship Center Family Church for the predevelopment expenses related to a low income housing development in Oakland. Interest accrues at a rate of 6% with all interest and principal due March 22, 2021. Accrued interest as of December 31, 2019 was $652. Subsequent to December 31, 2019 the loan was paid in full.

Housing Matters:

In 2019 the Organization made a loan totaling $50,000 to Housing Matters (formerly Homeless Services Center, Inc.) for predevelopment purposes, as part of the Organization's mission. The President of the Organization, Sibley Verbeck Simon, is a Board Member and Treasurer of Housing Matters.

The interest accrues on the Housing Matters note at 6% compounding quarterly. All principle and accrued interest is payable on April 15, 2021. As of December 31, 2019 the note receivable principle balance was $50,000 and the accrued interest receivable was $1,966. Subsequent to December 31, 2019 the loan was paid in full.

NOTE 6 -   RELATED PARTY PROJECT ASSIGNMENT, BILL OF SALE AND SECURITY AGREEMENT:

In September 2018 the Organization received approval from the Board of Directors to form a single member LLC for the purpose of entering into a Project Assignment, Bill of Sale and Security Agreement to transfer the supportive, affordable housing project at 119 Coral Street in Santa Cruz, California from Envision I, LLC into the single member LLC. 180 Supportive Housing, LLC was formed on April 2, 2019. In exchange for the predevelopment assets, 180 Supportive Housing, LLC assumed a portion of Envision I, LLC's debt in the amount of $830,496. Envision I, LLC will remain a co-signor on the loan. The supportive housing project will provide 120 affordable units for people exiting chronic homelessness and one manager's unit.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 7 -   NOTES PAYABLE:

In May of 2016 the Organization issued a "Private Placement Memorandum" in order to offer up to $500,000 in "First Project Development Notes" (FPDN) and $10,000,000 "New Way Homes Investment Notes" (NWHN) in order to finance the creation of new rental housing units that will increase the equitable access to housing in the Monterey Bay.

The Notes are unsecured and speculative and investment in the Notes involves a high degree of risk. These promissory notes, offered as securities, have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any applicable state or foreign securities laws, nor has the United States Securities and Exchange Commission (the "SEC") or any state or foreign regulatory authority passed upon the accuracy of, or adequacy of, the Private Placement Memorandum, or endorsed the merits of the offering.

The Notes are offered to "accredited investors" as defined in rule 501 of Regulation D promulgated under the Securities Act, and all investors are subject to verification by the Organization of the investor's status as an accredited investor. Each investor must represent that he/she/it can bear the economic risk of losing the entire investment and that he/she/it has knowledge and experience in financial matters and is capable of evaluating the relative risk and merits of this investment. The Notes are subordinated to current and future obligations of the Organization.

First Project Development Notes (FPDN):

As of December 31, 2017 the Organization had raised $320,000 in FPDN, paying 10% simple interest through June 28, 2018. On June 28, 2018 the FPDNs were converted to NWHN with the same principle balance as the FPDNs and with maturity dates of June 28, 2028.

New Way Homes Investment Notes (NWHN):

During 2017 the Organization issued NWHN totaling $50,000. During 2018 the Organization issued NWHN totaling $265,000. During 2019 the Organization issued NWHN totaling $157,000. As of December 31, 2019 the Organization owed $792,000 in NWHN. The NWHN mature between June 28, 2028 and June 28, 2029 and interest will accrue in an amount that will depend on the Organization's top-line revenue stream with a minimum of the applicable federal rate on the date of note and a maximum of 9% annually. During 2019 the interest rate paid was 3.15%.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 7 -   NOTES PAYABLE (continued):

Housing Trust of Silicon Valley:

On August 9, 2017 the Organization was approved for a $200,000 predevelopment loan from the Housing Trust of Silicon Valley (Lender) for the sole purpose of making a predevelopment loan to Envision I, LLC. Envision I, LLC will utilize the loan funds that it receives from the Organization for the sole purpose of paying for lender approved predevelopment costs in connection with the development of an affordable housing project for people exiting chronic homelessness, on a portion of the property located at 119 Coral St. The project will provide 120 affordable units for households earning 50% of the area median income or below including one unit for the property manager.

As security for the loan the Organization must fund a "cash collateral account" equal to the total amount of Predevelopment Disbursements.

The interest rate on the note is 5% with monthly interest only payments due on the 1st of the month beginning September 1, 2017. The unpaid principle balance is payable on August 9, 2020.

As of December 31, 2019 the only disbursements from the loan were $6,500 for loan closing costs, therefore the required cash collateral is $6,500 and is shown as restricted cash on the Balance Sheet.

Community Foundation of Santa Cruz County:

On August 1, 2018 the Organization secured a $350,000 loan from the Community Foundation of Santa Cruz County for the purpose of providing loans for the development of affordable housing in Santa Cruz County.

The interest rate on the note is 3% with quarterly interest only payments beginning on February 1, 2019. The unpaid principle balance is due on July 31, 2025.

As of December 31, 2019 the principle balance was $350,000 and the accrued interest payable was $1,446.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 7 -   NOTES PAYABLE (continued):

Sisters of Saint Dominic Congregation of the Most Holy Rosary of Adrian, MI:

On September 1, 2018 the Organization secured a $250,000 loan from the Sisters of Saint Dominic for the purpose of funding low income housing projects. The note is secured by a UCC-1 financing statement.

The interest rate on the note is 3% with quarterly interest only payments beginning on December 1, 2018. The unpaid principal balance is due on September 1, 2023.

As of December 31, 2019 the principle balance was $250,000 and the accrued interest payable was $632.

Religious Communities Investment Fund:

On June 1, 2018 the Organization secured a $200,000 loan from the Religious Communities Investment Fund for the purpose of increasing the loan pool and lending monies for affordable housing in Santa Cruz County.

The interest rate on the note is 3% with quarterly interest only payments due beginning on September 1, 2018. The unpaid principal balance is due on June 1, 2023.

As of December 31, 2019 the principal balance was $200,000 and the accrued interest payable was $518.

Dignity Health:

On March 1, 2018 the Organization secured a $200,000 loan from Dignity Health for working capital in connection with low income housing projects.

The interest rate is 3% with quarterly interest only payments due beginning on October 1, 2019. The unpaid principal balance is due on March 1, 2023.

As of December 31, 2019 the principal balance was $200,000 and the accrued interest payable was $0.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 7 -   NOTES PAYABLE (continued):

Community Vision (Formerly the Northern California Community Loan Fund):

On August 7, 2018 the Organization secured a $30,000 loan from Community Vision for the purpose of lending funds to Envision I, LLC (Note 11) for a development at 900 High Street in the City of Santa Cruz, California. The loan may be forgiven if the project is determined to be infeasible.

The loan is collateralized with all tangible and intangible personal property of the Organization excluding restricted cash collateral accounts. See Housing Trust of Silicon Valley, above.

Interest does not accrue on the loan and the unpaid principal balance is due on August 7, 2020. A loan discount was not recorded as the amount is not material. As of December 31, 2019 the principal balance was $9,615.

Local Initiatives Support Corporation:

On December 21, 2019 the Organization secured a $495,801 loan from Local Initiatives Support Corporation for predevelopment and acquisition financing for a development at 8930 MacArthur Boulevard in the City of Oakland, California.

The interest rate is 3.95% and the maturity date is twenty-four months following the 1st day of the 1st month following the Predevelopment Closing Date. No draws were taken from this loan in 2019 therefore the principal balance as of December 31, 2019 was $-0-.

Future Maturities of Debt:

The future maturities of debt are as follows:

Year Ending December 31,	
2020	$ 16,115
2021	-
2022	-
2023	650,000
2024	-
Thereafter	1,142,000
	$1,808,115

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 7 - NOTES PAYABLE (continued):

Unamortized Loan Fees:

As of December 31, 2019 unamortized loan fees totaled $6,930 and are included as a reduction in the note payable balance as required by generally accepted accounting principles.

NOTE 8 - PROPERTY AND EQUIPMENT:

At December 31, 2019, the assets and related accumulated depreciation balances are as follows:

	Cost	Accumulated Depreciation	Net
Computers	$ 1,634	$ 681	$ 953
Total	$ 1,634	$ 681	$ 953

NOTE 9 - WORK IN PROCESS:

Work in process as of December 31, 2019 includes amounts for the following projects:

180/2020 Permanent Supportive Housing	$ 147,817
8930 MacArthur Blvd	4,000
Support Teacher Housing	23,407
Total	$ 175,224

NOTE 10 - REFUNDABLE ADVANCE:

During 2017 the Organization received a grant from the Central California Alliance for Health (the Alliance) which it has determined to be a conditional grant. The grant is for $150,000 and is for the purpose of supporting the planning of a new supportive housing project at 119 Coral Street, Santa Cruz, CA. As of December 31, 2019 the Organization had received $112,500 of the $150,000 allocated through this grant and $109,120 had been used for project specific costs therefore $3,380 is shown a refundable advance liability on the Statement of Financial Position.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 11 - UNCERTAIN TAX POSITIONS:

The Organization implemented the new accounting standards associated with uncertainty in income taxes. Accordingly, the Organization shall initially recognize the financial statement effects of a tax position when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination. The Organization believes that it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements.

For the federal tax jurisdiction, tax years for 2016 through 2019 remain open and could be subject to examination. For the state tax jurisdiction, the tax years 2015 through 2019 remain open and subject to examination.

NOTE 12 - NET ASSETS WITH DONOR RESTRICTIONS:

As of December 31, 2019 net assets with donor restrictions were held for the following purposes:

Support Teacher Housing	$ 103,622
Housing Santa Cruz County	12,350
Silicon Valley Community Foundation	100
Total	$ 116,072

NOTE 13 - RELATED PARTY TRANSACTIONS:

Envision I, LLC:

As of December 31, 2019 the Organization had made loans totaling $1,799,900, to Envision I, LLC for predevelopment purposes, as part the Organization's mission. The President of the Organization, Sibley Simon, is a co-Managing Member and a co-owner of Envision I, LLC. The interest accrues on the related party notes at 6%. All principle and accrued interest is payable on October 14, 2022. As of December 31, 2019 the related party accrued interest receivable was $174,788.

Envision Housing, LLC:

Envision I, LLC has a contract with Envision Housing, LLC for predevelopment services. The President of the organization, Sibley Simon, is a Co-Managing Member and a Co-Owner of Envision Housing, LLC and Envision I, LLC. During the year

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 13 -   RELATED PARTY TRANSACTIONS (continued):

Envision Housing, LLC (continued):

ending December 31, 2019 Envision I, LLC paid Envision Housing, LLC $440,000. New Way Homes has a contract with Envision Housing, LLC as a housing development consultant. The President of the organization, Sibley Simon, is a Co-Managing Member and Co-Owner of Envision Housing, LLC. During the year ending December 31, 2019 New Way Homes paid Envision Housing, LLC $66,670 with a portion reimbursed by a Local Initiative Support Corporation (LISC) Section 4 HUD Grant.

NOTE 14 -   FUNCTIONAL EXPENSE ALLOCATION:

The financial statements report certain categories of expenses that are attributable to more than one program or supporting function. Therefore, these expenses require allocation on a reasonable basis that is consistently applied. The expenses that are allocated include insurance, legal, conferences and meetings, and facilities and equipment, which are allocated on the basis of estimates of time and effort.

NOTE 15 -   LIQUIDITY AND AVAILABILIY OF FINANCIAL ASSETS:

New Way Homes, Inc. has $237,659 of financial assets available within 1 year of the balance sheet date to meet cash needs consisting of cash of $237,659. Of this amount $116,072 is subject to donor or other contractual restrictions that make them unavailable for use within one year of the balance sheet date. New Way Homes, Inc. has a goal to maintain financial assets, which consist of cash, on hand to meet 180 days of normal operating expenses, which are, on average, approximately $50,000. New Way Homes, Inc. has open lines of credit totaling $709,686 in the form of unused drawdown capacity on loans to New Way Homes, Inc. that can be drawn down within one year of the balance sheet date. New Way Homes, Inc. has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, as part of its liquidity management, New Way Homes Board will review the projected cash needs of the organization and the assets available for investment semi-annually.

NEW WAY HOMES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 16 -   NEW ACCOUNTING GUIDANCE IMPLEMENTATION:

On January 1, 2019, the Organization adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets. A portion of the Organization's revenues come from interest income and other sources, including loans, contributions and grants, that are outside the scope of ASC 606. The Organization had no contracts under the scope of ASC 606 during the year ended December 31, 2019.

NOTE 17 -   SUBSEQUENT EVENTS:

In March 2020 the Organization obtained additional financing from one new accredited investor in the amount of $10,000. The notes mature June 28, 2030. Interest will accrue in an amount that will depend on the Organization's top-line revenue stream with a minimum of the applicable federal rate on the date of note and a maximum of 9% annually (See additional terms at Note 7).

NOTE 18 -   DATE OF MANAGEMENT'S REVIEW:

New Way Homes, Inc. has evaluated events subsequent to December 31, 2019, to assess the need for potential recognition or disclosures in the financial statements. Such events were evaluated through May 22, 2020, the date these financial statements were available to be issued. Based upon this evaluation, it was determined that no other subsequent events occurred that require recognition or additional disclosure in the financial statements.